Blazzard, Grodd & Hasenauer, P.C.
943 Post Road East
Westport, CT 06880
(203) 226-7866



VIA EDGAR


March 4, 2002



Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
450 Fifth Street, N.W.
Washington, DC 20549

Re: Cova Variable Annuity Account Five
    File No. 333-87221
    CIK 0000890157
    --------------------------------------

Ladies and Gentlemen:

Pursuant to Securities Act Rule 477, Cova Variable Annuity Account Five (now known as MetLife Investors Variable Annuity Account Five) hereby requests withdrawal of the above-referenced Registration Statement on Form N-4, Accession No. 0000928389-99-000251 as filed on September 16, 1999. This Registration Statement has not become effective.

Please contact the undersigned with any questions or comments you may have concerning this filing.

Sincerely,

BLAZZARD, GRODD & HASENAUER, P.C.



By: /s/RAYMOND A. O'HARA III
    ------------------------------
    Raymond A. O'Hara III